UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	005-18240

CSS INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

450 Plymouth Road, Suite 300
Plymouth Meeting, PA 19462
(610) 729-3959
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.10 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

* On January 20, 2020, CSS Industries, Inc., a Delaware corporation (the "Company"), IG Design Group Americas, Inc., a Georgia corporation ("Parent"), TOM MERGER SUB INC., a Delaware corporation and a direct wholly owned subsidiary of Parent ("Merger Sub"), and IG Design Group Plc, a public limited company incorporated and registered in England and Wales (“IG Design”), entered into an Agreement and Plan of Merger (the “Agreement”). The Agreement contemplated that Merger Sub would be merged with and into the Company (the “Merger”) and that the Company would survive the Merger as a wholly owned subsidiary of Parent. The Merger became effective on March 3, 2020 (the “Effective Date”) as a result of filing a Certificate of Merger with the Secretary of State of the State of Delaware.

Pursuant to the requirements of the Securities Exchange Act of 1934, CSS Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 16, 2020	CSS Industries, Inc.

		By:	/s/ Gideon Schlessinger
		Name:	Gideon Schlessinger
		Title:	President and Chief Executive Officer